November 20, 2019

Mary Anne Heino
Chief Executive Officer
Lantheus Holdings, Inc.
331 Treble Cove Road
North Billerica, MA 01862

       Re: Lantheus Holdings, Inc.
           Registration Statement on Form S-4
           Filed November 12, 2019
           File No. 333-234627

Dear Ms. Heino:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ada D. Sarmento at 202-551-3798 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Morton Pierce, Esq.